                               Exhibit (99)

          Report by Edwin L. Artzt, Chairman and Chief Executive,
            Delivered on October 11, 1994, During the Company's
                      Annual Meeting of Shareholders.


     Today I want to focus my remarks on the overall direction we're pursuing to ensure the long-term growth of the Company.

     But first let me tell you a few facts about our recent and near-term progress, because it sets the stage for a look at the future.

     We are quite encouraged about the state of our business. The pace of volume growth we reported last year is continuing into the first quarter of the new year.

     We are still about two weeks away from announcing our earnings results for July-September, but the worldwide volume numbers are in, and we have just completed a record quarter.

     Unit volume for the quarter was up 10% versus July-September a year ago, with three of the 10 percentage points tracing to new businesses. Existing businesses grew 7%. Last year, shipments were up 5% for the whole year, so we're off to a strong start, any way you slice it.

     As a result of this strong volume performance and the continuation of good cost control throughout the Company, we also expect to report record sales and earnings for the first quarter.

     But this latest progress is really an extension of developments that began some time ago. In fact, a number of these key initiatives converged during 1993/94 to produce a strengthening of our growth trend in both the United States and International markets.

     First, our focus on improving the value of our brands through cost reduction, value pricing and virtually an across-the-board introduction of improved products, built market share in most of our major product categories and countries. Every sector and every region of the business grew volume, and share growth was equally widespread.

     We finished the year with unit volume up 5%. After-tax earnings, excluding the derivatives charge, were up 15%, and sales were about flat.
The lack of sales growth traced to a combination of foreign currency exchange rates which were unfavorable to the dollar, list price reductions totaling about $700 million during the year, and the continuing effects of the divestiture of our pulp and orange juice businesses in the base year.

     These impacts are now behind us, and we expect to see a resumption of dollar sales growth in 1994/95.

     Several years ago we established cash flow as a high-priority focus area for the Company. New systems and controls were implemented to enable our operating and staff groups to reduce working capital through better inventory control and to more efficiently plan and manage capital spending. Those initiatives are now showing up in our results, as cash flow from operations reached $3.6 billion in 1993/94.

     In fact, we have had three consecutive years of record cash flow from operations. During this period, our net investment in operating working capital has been reduced by over $500 million to just $200 million--or 0.7% of sales. Capital spending has been brought down from 7.3% of sales to 6.1% of sales. That doesn't sound like much, but it's $360 million a year, and we're still making all the investments we need to grow the business and to maintain our facilities in top working order.

     Another important contribution to last year's performance was the savings generated by our restructuring program and by an ongoing effort to reduce the total delivered cost of our products.

     We achieved about a third of the $500 million after-tax savings goal from our restructuring programs, which was right in line with expectations. This has been a difficult experience for our employees--painful, but necessary--and our people have been managing their way through it superbly.

     Three years ago, our worldwide Product Supply organization established the goal of holding the Total Delivered Cost of our products flat for a period of at least three years. Total Delivered Cost per unit--or TDC, as we call it--includes all raw materials, packaging, production costs, warehousing, freight and delivery.

     Historically, our TDCs had risen about 2% per year on average, after inflation, formula improvements and other upcharges, net of cost savings. In fiscal 1993/94, the Company's worldwide average Total Delivered Cost was actually 7% below the same figure three years ago. That improvement alone was worth about $1.3 billion to the Company. It is one of the major reasons why Procter & Gamble is more competitive today, and is able to offer better value to its consumers.

     It is always difficult when you're experiencing results like these to avoid painting too rosy a picture, so I want to add some balance to my optimism.

     Clearly, we are benefiting from an economic recovery that started about two years ago, and it hasn't cooled yet. Real GDP growth in the U.S. has risen to 4% this year. Unemployment has dropped from 6.6% in the first quarter of this year to 5.9% in September. Inflation remains low at 2.7%, and industrial production, housing starts, and a host of other measurements of the health of the economy are at recent highs.

     Europe, Latin America, and most parts of Asia are experiencing similar or even greater uptrends. Japan--while still struggling with the effects of real estate deflation, high manufacturing costs, and a very strong yen--is finally showing signs of recovery and expects about 2% GDP growth in 1995.

     On the other hand, there are some clouds on the horizon. One of the by-products of strong economic growth is a shift in the supply/demand balance, particularly in commodities like wood pulp and petrochemicals, and we are already seeing some upward cost pressure in our supply stream. The Business Council's economic forecast released last week sees inflation growing to 3.6% by the end of 1995. That kind of upturn and the prospect of another 100-basis-point increase in short-term interest rates next year could cool the economy faster than we would like.

     In our own businesses, most of our product groups are very healthy, but we have some soft spots in a couple of areas that need attention. For example, Pampers' share in the U.S. has been flat, and we need to do a first-rate job of introducing our new diaper with stretch elastics to help get that business growing again. That product began shipping nationally this month.

     Overall, we were very satisfied with our business progress last year. The key disappointment of the year was our derivatives loss--a one-time charge to earnings to close out two interest rate swaps which never should have been made. We've already covered this in great detail in our communications with our shareholders and in our Annual Report, but I'll briefly restate the facts.

     What happened here was an aberration. It involved two high-risk transactions which were designed by and brought to us by Bankers Trust. It turned out the transactions were totally inconsistent with Company policy which prohibits speculative transactions of this type.

     Now, straightforward or, as the financial community calls them, plain vanilla derivatives are a very effective way of managing interest rates and foreign currency exposures, so we plan to continue using them.

     At the same time, we have taken extraordinary measures to ensure that nothing like this could happen again, including the creation of a Risk Management Council within the Company that will review significant derivatives transactions as part of the approval process. This additional level of scrutiny, which goes well beyond normal corporate operating controls, will help accomplish this goal.

     As mentioned in the press, the SEC is investigating derivatives issues, including our involvement. In addition, we have a shareholders' derivatives lawsuit in progress, and we are still considering our own possible legal actions. Unfortunately, in view of all this, our lawyers are telling us that we should not get into additional details. I wish we could answer every question on this, but we simply can't.

     Even with the effect of this charge, our earnings in 1993/94 were up 10%, in line with our average over the past 35 years, but we are not making light of it. The derivatives loss was an incident that we will not soon forget.

     More important, I think, is the underlying financial strength of the Company, demonstrated by the fact that the Company's after-tax profit margin of 7.6% in 1993/94 was the highest in 21 years--excluding the derivatives charge. Return on equity, excluding unusual items, was 23%--the highest level in 44 years, reflecting both improved profitability and the write-off of underperforming assets included in the 1993 restructuring reserve.

     As a consequence of all of this, the Board of Directors authorized a 13% increase in our common stock dividend from $1.24 per share to $1.40 per share beginning with the August 1994 dividend, marking the 39th consecutive year of increased dividend payments.

     Last year at this meeting, I addressed the question of why the market price of P&G common stock had not followed its historic pattern of moving up, in line with earnings performance. One question the market was asking us was, "Can P&G get its costs down fast enough to offset lower revenues from the price reductions we were making in a number of categories?"

     Our answer was yes. Our results followed, and the market has responded. Over the last 12 months, the return to our shareholders from stock price appreciation has been 20%--well above the average of our peer group of major consumer products companies.

     Over a longer time frame--the way we prefer to look at things--P&G common stock has been a good investment for shareholders. At the end of June 1989, P&G stock was selling for a split-adjusted price of $27. If you had invested $100 in P&G stock back then, your investment would be worth $248 today. That's an average compound annual rate of return of 19% including dividends. The S&P 500 average for that period was about 10%.

     Now the question is, how do we keep this good thing going? How do we keep this enterprise moving in the right direction over the next decade and beyond?

     The answer is focus. We plan to continue to focus on three simple business strategies that brought the Company to its present level of success.

They are:

     1. Building our core established businesses through continuous innovation;

     2. Expanding our core categories into new geographies; and

     3. Entering new categories with new brands.

     All three of these avenues offer us tremendous upside growth potential.

     We also plan to continue to reapply those things that are working for us wherever they occur in the Company, whether they come from a production line team in Italy, a brand marketing group in Taiwan, or a Sales Customer Business Development Team in Arkansas. P&G people reach out and reapply success. It's one of our competitive strengths.

     Another principle within our focus strategy is our belief that we must have a formula for success which our strategies deploy. We believe there are two essential tests that we must meet in any category or market we enter: the potential for growth must be substantial, and we must have evidence in house that we know what we're doing.

     Let me illustrate how we apply these tests.

     First--building core established businesses through continuous innovation.

     Some people think that because P&G has strong share positions in established categories like Laundry, Dish Care and Diapers, that opportunities for growth in these core businesses are limited. This is not true. The opportunities for growth are tremendous.

     Take Laundry--our largest core category. This is a $25 billion global market. Our strongest shares are in countries where we've been in business the longest, but on a global basis, we have about a 23% share. If we can grow that to 33%, that's another $2.5 billion in sales, and I believe that kind of growth is reasonable to expect before the end of this decade, if we can continue developing new products that meet important unmet consumer needs.

     Dating all the way back to the introduction of Tide in 1946, every major product innovation that Procter & Gamble has brought to the market has grown our worldwide volume and market share. In the late 1980s, there were compact detergents--a real breakthrough that provided better cleaning power with less product at a lower cost per use.

     In the early '90s, our color protection technology, which keeps clothes looking like new--even after repeated washings--helped grow market share on Cheer, Tide, Ariel and a number of our regional brands.

     These innovations were followed by others--soil-release polymers that boost cleaning power, lipase enzymes that improve stain removal. All of these innovations continue to breathe new life into our largest core business. In fact, over the last three years, our total Laundry volume worldwide has grown by 14%, and this volume growth has added about two points to our global share--and we're not going to let up.

     Ariel Futur, our most recent innovation, is expanding in Europe right now. It's a combination of 11 technologies that sets a new standard for cleaning and stain removal in this category. We will be expanding to the U.S. and other parts of the world in 1995.

     Beyond Laundry detergents, we see excellent growth potential in our fabric conditioner and bleach businesses.

     Demand is growing around the world for bleaches that won't yellow whites or damage fabrics. Ace, our market-leading bleach in Italy, meets this demand. It uses a proprietary bleach technology that whitens better and is safer for fabrics than traditional bleaches. Ace is now being sold in a half-dozen European countries, and we're in the process of expanding into new geographies, as well.

     Another established core category with great growth potential for the Company is Hair Care. It's our third largest dollar volume business today, but we only have about a 15% share of the $15 billion worldwide market.

     We've actually been in this business for about 60 years. Drene and Prell got us started, but in the early '60s, Head & Shoulders really got us into Hair Care with a vengeance. Within a year of its introduction, Head & Shoulders became the U.S. market leader, and by the mid-'60s had a 20% share and had begun expanding into Canada.

     Those were the Company's pre-globalization days, and Head & Shoulders was not expanded as far or as fast as was our Laundry and Bar Soap business. But once the Company scored its next big hit with Pert Plus in the United States, we were off and running toward becoming the world market leader in this business.

     The proprietary technology in Pert Plus was expanded throughout Latin America, Europe and the Far East in a variety of brands and by the late 1980s, Procter & Gamble had a significant Hair Care business worldwide.

     Innovative technology drove the success, but we had some good luck, too. When we acquired Richardson-Vicks in 1985, that Company had two real jewels in the Hair Care business--Pantene and Vidal Sassoon--but both brands were relatively undeveloped.

     Pantene had started in Europe as a hair treatment and had a very positive image, but it was still a fairly small brand--only about $70 million in sales at the time we acquired it. Today, Pantene's Pro-V line is an $850 million business--the #1-selling Hair Care brand in the world. By combining Pantene's excellent reputation with P&G's innovative two-in-one shampoo technology, we were able to experience dramatic growth in a long-established core business.

     Vidal Sassoon was a slightly larger business than Pantene when we acquired it--about $100 million--and it, too, enjoyed a strong image. Today, Vidal Sassoon Hair Care products are a $450 million business, and still growing rapidly thanks to the Company's innovative technology and the concept of bringing salon quality hair to the mass market through the professional authority of Vidal Sassoon himself and the world famous Vidal Sassoon salons.

     The Company's Hair Care business has quadrupled in less than 10 years, and we see substantial growth beyond our current 15% worldwide market share. One area that we hope to develop is styling products, where we have excellent proprietary technology that will be reaching the market near the end of this fiscal year.

     There are other brands in the Company's core categories where product innovation will be stimulating new growth on long-established brands, including some areas where we are relative newcomers. Brands like Max Factor International, Cover Girl and Old Spice all have the potential, we think, to produce global success stories of the same kind as Pantene and Vidal Sassoon.

     We are also experiencing good success with this strategy in our Food and Beverage business. Sunny Delight, acquired in 1989, is a good example. This brand has grown from a 23% share of the rapidly growing juice drink market to a 37% share and market leadership in its category today.

     Sunny Delight was moved from a regional brand to a national brand in the U.S. with growth stimulated by unique new products, like Sunny Delight Plus Calcium and California Style Punch.

     Since the acquisition, Sunny Delight's volume has tripled. It is now the Company's 10th largest brand in the United States, and many elements of Sunny Delight's success are being shared and reapplied to our growing fruit drink business in Europe.

     At the time that we announced our decision to exit the 100% orange juice business, we said we were going to refocus our strategic effort on fruit drinks, where we felt there was more opportunity for product innovation and creative marketing. That strategic redirection has made the future for us in this business look a good deal more promising.

     Our second growth strategy is the expansion of core businesses into new markets. This has not been as easy to do as it might sound. Competition is often strongly entrenched and always defends against new entries quite vigorously. But we have been able to expand our business around the world pretty successfully by following two simple rules:

     First, we only expand brands when they are healthy and growing in their existing markets. What's working there will usually work elsewhere. And second, we try to move fast while the brand is hot.

     A good example is our Tissue/Towel business, which covers toilet tissue, facial tissue and kitchen-roll towels. Our strategy for globalizing P&G's Paper business has been focused for many years on disposable diapers and feminine protection products, and we are now the world leaders in both of those categories. Now, we're turning to Tissue/Towel as another important source of future growth for our Paper business.

     Tissue/Towel is a $15 billion category worldwide. It's one of the largest global categories, and one in which we have a strong history of success, although until quite recently, our only presence was in the United States.

     P&G entered the tissue business in 1957 with the acquisition of the Charmin Paper Company. Today, we have three national brands in the U.S.-- Bounty towels and Charmin toilet tissue are both the market leaders in their categories, and Puffs facial tissues is a close #2.

     Key to this success is P&G's proprietary papermaking technology, which delivers superior absorbency, softness and strength while maintaining a cost advantage versus traditional papermaking approaches.

     Our first venture outside the United States was in Canada, where we acquired the Facelle tissue business three years ago. Our objective there was to learn how to make superior tissue products similar to the ones that we sell in the United States, but on conventional rather than P&G-designed paper machines. This was important learning to us because new papermaking capacity has a very high capital cost. So, expanding overseas, at least initially, with acquired papermaking capacity made economic sense.

     Our Canadian business started slowly but is now doing quite well, and based on this learning experience, we moved into the $5.5 billion European tissue/towel market last July with the acquisition of VP Schickedanz. VPS has high-quality products and two significant brands in Tempo, the leading European paper handkerchief--which is similar to our American facial tissues-
- - - -and Bess, the leading toilet tissue in Germany.

     While VPS is sizable in its own right at $525 million in sales, it is only a starting point. We hope to grow this business substantially over the next few years by reapplying technology and marketing experience from both the U.S. and Canada.

     We are also aggressively expanding core brands into developing markets in Eastern Europe, Latin America and Asia--and there's no better illustration of how much potential exists in these countries than China.

     One out of every five people in the world lives in China. There are half again as many consumers in this country as there are in all of Latin America and North America combined, and the standard of living in China is growing rapidly--with real GDP increasing at 13% last year.

     We have been operating in China for about eight years, and today we have a number of highly successful brands. Rejoice, Pantene and Head & Shoulders are all among the best-selling shampoos in the country. Safeguard is the market leader in Beijing, a city with more people than Denmark. And our laundry brands--Ariel and Tide--have helped establish P&G as China's largest detergent manufacturer.

     Even with our strong start in China, our business there is still relatively small, at about $200 million in sales. But to give you some idea of the potential, our sales today represent only $.20 per person per year. When we get that up to $1 per person, which is in our game plan for the next few years, we'll have a billion dollar business in China alone.

     One of the keys to this growth will be the Laundry category. China's laundry market is about $1 billion. Sounds large, but that is only $1 per person per year. The U.S. consumer spends $20 per person per year on laundry detergents. Mexico spends $10 per person.

     The laundry detergent market in China should develop to at least $2 per person or $2.5 billion by the end of the decade. We have a 20% share now, so even before figuring in share growth, we're looking at a $500 million laundry detergent business in China by the year 2000. If we can build our share to 30%, as we have in many other countries, we should have a $750 million laundry detergent business there.

     One of our highest priority objectives when we entered China eight years ago was to develop a strong local Chinese organization. Today, we have 3,500 people working for P&G in China, most of them quite young, and they are doing an excellent job.

     Recently, when U.S. Secretary of Commerce Ron Brown visited our manufacturing plant in Guangzhou, he commented that this P&G plant could "literally be picked up and placed anywhere in the world." He went on to say that "the quality of the products that are manufactured by P&G in Guangzhou, even though this plant is very much in a start-up mode, matches the quality of the products manufactured in any other Procter & Gamble facility in the world."

     He concluded by saying that P&G's China operation is a model for other American companies doing business abroad--which is a real tribute to our Company and our people in China.

     The opportunity to grow our business through geographic expansion is not just limited to our biggest categories. Some of our smaller P&G businesses are well on their way to becoming global leaders. A good example is Pringles potato crisps.

     Three years ago, Pringles was sold mainly in the U.S. and was a distant fifth-place brand. With a combination of product improvements and highly successful advertising, Pringles has staged a remarkable turnaround. Pringles sales have grown by 74% since 1990/91, and today Pringles is transferring its success in the United States to more than 40 other countries.

     Our third strategy--entering new categories with new brands, or acquired brands--has become the source of increased activity during the past year.
All of our business sectors are active in new brand and new category development, but we regard Beauty Care, over-the-counter Health Care, Pharmaceuticals and Food & Beverage products as core segments of our business that have particularly significant new category entry potential.

     A good example of how this strategy is working is Aleve, a brand that we developed in a joint venture with Syntex. Aleve is a non-prescription-strength analgesic--a fast-acting form of naproxen, the medicine in Naprosyn, which has been the best-selling prescription brand in its class for 10 years in the United States.

     The analgesic category is an important growth opportunity for Procter & Gamble. It's large--about $2.5 billion in sales in the U.S. and roughly $7 billion worldwide. It's profitable. And it's growing.

     In fact, 70% of analgesics consumption comes from people over the age of 55--the fastest-growing segment of the U.S. population.

     We are very pleased with the early consumer and trade response to Aleve. It is still early, but after less than three months on the market, Aleve is already the third best-selling analgesic in the United States, and is well on its way to becoming a major brand for the Company.

     I want to pay a compliment here to our Health Care Sales and Marketing people. I was recently visiting with one of our major customers, and they volunteered to me that the Aleve introduction was the best-planned and executed introduction of a new brand that they had ever seen. You don't hear that very often from major customers, so our people have a right to be very proud of what they have accomplished.

     Fine fragrances is another relatively new category for P&G--and we believe it, too, will be an important source of future growth.

     This is a big business. Total worldwide sales are about $6.3 billion. That's more than either the dentifrice or the deodorant categories. And it gives us a strong foothold in the prestige beauty care market, where we want to be a leader someday.

     This also is a business where product invention and creative marketing are critical to success--two things we do pretty well.

     We first entered the fine fragrance category in 1991, with the acquisition of the Hugo Boss and Laura Biagiotti brands in Europe, as part of our Max Factor acquisition from Revlon.

     Since then, we've had some solid successes with new brands of our own. Laura Biagiotti Venezia, which we launched in the fall of 1992, is now a $40 million brand--and among the top five female fragrances in several of its first European expansion markets. Boss Elements, introduced a year ago in most of continental Europe, is now the #2 male fragrance in Germany, Europe's largest market. We also recently introduced a Laura Biagiotti male fragrance called Roma Uomo.

     Encouraged by our success in Europe, we took another important step in this business this past summer by acquiring Giorgio of Beverly Hills. With this acquisition, we doubled our worldwide sales in the fine fragrance category to $330 million and moved into the ranks of the top five global fine fragrance companies.

     The Giorgio business also gave us our first significant presence in the U.S. market, which accounts for 26% of worldwide sales. About two-thirds of Giorgio's $150 million annual sales volume is in the United States, led by Giorgio, the #2 U.S. fragrance. Then there's Red, the #12 best-selling female fragrance, and a very successful new brand called Wings.

     Another very important fine fragrance growth opportunity is our recent licensing agreement with Salvatore Ferragamo, one of the premier names in the fashion business. We are proud of the fact that Procter & Gamble is the first company to receive a license of any kind from the Ferragamo family, and we are quite enthusiastic about the prospects for achieving a major position for the Ferragamo name in the fine fragrance market.

     Procter & Gamble is now the third largest beauty care company in the world, and I'm confident that we have growth opportunities in fine fragrance, cosmetics, hair care, skin care, the whole gamut of beauty products that will enable us to reach our goal of becoming #1 in the world in Beauty Care over the next several years.

     That really sums up what P&G is all about. We want to be the best at everything we do, because we know that's what it takes to drive our brands to market leadership.

     That constant desire for leadership in our businesses is one of the emotions that welds our people together and makes them successful in all kinds of businesses in all parts of the world. We have no secret weapon in our Company, but if you were to ask me to name one, it would be our people.

     Throughout the P&G community worldwide, there are examples of people achieving extraordinary goals to build the business--from some of our newest employees in China, who so impressed the Secretary of Commerce, to those who continue to grow our most mature, established businesses.

     What accounts for the strength of P&G's organization is hard to pin down. There are many factors, beginning with the high quality of people we attract and employ, and the training they receive. But perhaps the most important factor is the emphasis we place on individual contribution. It is employee initiative that has always been at the root of Procter & Gamble's success.

     We also deeply believe that every Procter & Gamble employee must have an equal opportunity to advance and succeed in our organization. The enormous diversity of talent, education, experience, culture and ideas that P&G people bring to the business is a great competitive strength for our Company.

     We are very proud that our progress in building a diverse organization was recently recognized by the U.S. Department of Labor, which presented P&G its 1994 Opportunity 2000 Award.

     This award is given each year to a single U.S. company for its progress in hiring, developing, and advancing women and minorities. The government review process for this award was extremely thorough. Here are some brief excerpts from the award ceremony which took place in Washington on September
29.  The speaker is Secretary of Labor Robert Reich.

       "I want to welcome you all to really one of the most important events of the year. This award ceremony really does give us a chance to stand before an audience, to look into TV cameras and tell the world what all of us believe, and that is that prejudice has absolutely no place in the American workplace; it has no place in America, but it has no place where most Americans spend most of their time, and that is on the job.

       "Equal opportunity and affirmative action are principles that we will fight for, we will fight for tirelessly. We need to reward those who are leading the way--not just meeting the letter of the law; not just meeting the spirit of the law--but going one step further.

       "We need to celebrate the progress and dedication of organizations like Procter & Gamble, and tell everyone how great they are doing, because the model of example--the emulation, the desire to do as well as the leader--is deeply ingrained in American institutions and is something that we can take advantage of, something that we must take advantage of. Procter & Gamble has applied that lesson very well."

     We believe we have the strategies, the products and, most important, the quality of organization to deliver strong sales and earnings growth in the years ahead.

     To our shareholders, I pledge we will continue our constant desire for leadership in our businesses and do everything in our power to increase the value of your investment in P&G. You have my word on it.